UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Execution of Amendment, Settlement and Release Agreement with SunPower Corporation

On November 15, 2023, Maxeon Solar Technologies, Ltd. (the “Company”) and SunPower Corporation (“SunPower”) issued a joint press release announcing that effective as of November 13, 2023 (the “Settlement Effective Date”), the Company and SunPower entered into an amendment, settlement and release agreement (the “SunPower Settlement Agreement”). A copy of the press release is filed herewith as Exhibit 99.1.

The SunPower Settlement Agreement was voluntarily entered into by both parties to settle certain disputes between the Company and SunPower relating to their contractual obligations arising under the parties’ supply agreement effective from February 14, 2022, as amended on January 5, 2023, (the “2022/2023 Supply Agreement”), and the new supply agreement dated January 5, 2023 (the “2024/2025 Supply Agreement” and together with the 2022/2023 Supply Agreement, the “SunPower Supply Agreements”). The disputes related to: (i) SunPower’s obligation to purchase certain quantities of products under the SunPower Supply Agreements; (ii) certain set-offs that SunPower has claimed with respect to its payments to the Company; (iii) SunPower’s payment of invoices; (iv) the Company’s obligations under certain non-circumvention provisions; (v) SunPower and the Company’s obligations under certain audit provisions; (vi) each party’s obligations related to certain warranty claims; and (vii) the Company’s obligation to ship certain products to SunPower (collectively, the “Disputes”). Both the Company and SunPower have denied liability for all claims arising from the Disputes.

The SunPower Settlement Agreement provides, among other things that:

•The parties have agreed to terminate the 2024/2025 Supply Agreement as of the Settlement Effective Date.

•SunPower has agreed to purchase certain products from the Company at prices established under the 2022/2023 Supply Agreement and in accordance with the volumes and schedule set out in the SunPower Settlement Agreement on a take or pay basis, meaning that SunPower must pay for the entire volume of such products at the 2022/2023 Supply Agreement prices regardless of whether SunPower takes delivery.

•SunPower has also agreed to provide a payment bond to the Company in an amount of not less than $30 million, as security for the volumes which it has agreed to purchase under the SunPower Settlement Agreement, at the 2022/2023 Supply Agreement prices.

•The Company will be released (i) from the obligation to supply Maxeon 6 products exclusively to SunPower starting March 31, 2024, and (ii) from the non-circumvention obligations with respect to certain dealers identified by SunPower starting January 1, 2024 (with immediate release as of the Settlement Effective Date for all of the other SunPower dealers).

•The 2022/2023 Supply Agreement will terminate on final delivery of the volumes agreed under the SunPower Settlement Agreement, except for certain terms mutually agreed between the parties to survive termination.

•Prior to January 1, 2024, SunPower will take all actions necessary to issue to the Company warrants exercisable for 1.7 million shares of SunPower’s common stock, at a price per share equal to 25% premium to the volume-weighted average of SunPower’s stock price over the immediately preceding five trading days prior to the Settlement Effective Date. The warrants will be exercisable in the period beginning 135 days from the warrants issuance date, through 2025. Following any exercise of such warrants, the Company would be required to hold SunPower shares for 180 days and divest no more than 340,000 SunPower shares in any given quarter.

Except for the obligations set forth in the SunPower Settlement Agreement, each party released the other from any claims arising from the SunPower Supply Agreements in accordance with the terms of the SunPower Settlement Agreement.

The foregoing description is only a summary and is qualified in its entirety by reference to the SunPower Settlement Agreement that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 15, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title
99.1	Press Release
99.2†	Settlement and Release Agreement dated November 13, 2023, by and among the Company and SunPower Corporation

† Portions of this exhibit have been redacted because the Company customarily and actually treats the     redacted information as private or confidential and the omitted information is not material.